Exhibit 99.1

FOR IMMEDIATE RELEASE:

STREAM GLOBAL SERVICES ANNOUNCES

TENDER OFFER AT $.50 EACH FOR 17.5 MILLION PUBLIC WARRANTS

BOSTON, MA. – November 13, 2009 – Stream Global Services, Inc. (NYSE AMEX: SGS), a premium business process outsource (BPO) service provider specializing in customer relationship management services for Fortune 1000 companies (“Stream”), announced today its intent to commence a tender offer to purchase up to 17,500,000 of its publicly held warrants (NYSE AMEX:SGS.WS), that are exercisable to purchase one share of its common stock for $6.00 in cash, at a purchase price of $.50 per warrant. The publicly issued warrants expire on October 17, 2011.

The tender offer will commence today and will expire, unless extended, at 5:00 p.m., New York City time, on December 14, 2009. Tenders of warrants must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

Stream will purchase all warrants properly tendered and not properly withdrawn in the tender offer. However, if more than 17,500,000 warrants are properly tendered, Stream may purchase such additional warrants on a pro rata basis, as specified in the Offer to Purchase relating to the tender offer that will be filed with the Securities and Exchange Commission (the “SEC”) and distributed to warrant holders. Stream anticipates that the purchase will be financed from its available cash reserves and/or available borrowings under its asset-based revolving credit facility.

As of November 11, 2009, there are 19,982,394 warrants outstanding. The tender offer is not subject to a minimum number of warrants being tendered. However, Stream’s obligation to complete the tender offer is subject to certain limited conditions, as described in the Offer to Purchase. Stream currently intends that this will be its only tender offer to purchase its public warrants prior to their expiration on October 17, 2011.

R. Scott Murray, Stream’s Chairman and Chief Executive Officer said, “We believe that this is an opportunity to simplify our capital structure. The public warrants are a residual element from our Initial Public Offering in October 2007 when we were a Special Purpose Acquisition Corporation and before our purchase of Stream Holdings Corporation in July 2008. The price being offered by Stream of $.50 per public warrant represents approximately a 60% premium over the closing price of $.31 per warrant as quoted on NYSE Amex as of the close of trading on November 12, 2009.”

Stream’s officers and directors will not tender any warrants pursuant to the tender offer. None of Stream, its board of directors, the depositary or the information agent makes any recommendations to warrant holders as to whether to tender or refrain from tendering their warrants pursuant to the Offer to Purchase. Warrant holders must decide how many warrants they will tender, if any.

The information agent for the tender offer is Innisfree M&A Incorporated. The depositary for the tender offer is Continental Stock Transfer & Trust Company. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to warrant holders of record and will be made available for distribution to beneficial owners of Stream’s warrants.

Additional Information. This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

The tender offer described above has not yet commenced and will be made only pursuant to a tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the tender offer statement on Schedule TO, Offer to Purchase, Letter of Transmittal and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Warrant holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the offer, Innisfree M&A Incorporated, toll-free (888) 750-5834 (banks and brokers may call collect at (212) 750-5833).

Contact Information:

Sally Comollo

Director of Marketing Communications

sally.comollo@stream.com

781-304-1847

About Stream Global Services, Inc.

Stream is a premium business process outsource service provider specializing in customer relationship management services including sales, customer care and technical support for Fortune 1000 companies. Stream is a trusted partner to some of the world’s leading technology, computing, telecommunications, retail, entertainment/media, and financial services companies. Stream’s service programs are delivered through a set of standardized best practices and sophisticated technologies by a highly skilled workforce of approximately 30,000 employees based out of 50 solution centers in 22 countries supporting more than 30 languages. Stream continues to expand its global presence and service offerings to increase revenue, improve operational efficiencies and drive brand loyalty for its clients.

Safe Harbor

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the filing of tender offer documents with the SEC and the commencement or completion of the tender offer on the anticipated timeframe. These statements are neither promises nor guarantees, but involve risks, uncertainties and other important factors that could cause actual results to differ materially from those set forth in the forward-looking statements, including, without limitation, the risks and important factors detailed in Stream’s filings with the SEC, including those discussed in Stream’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009, filed with SEC on November 6, 2009.